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04004084

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 1 2004 WASH. D.C. 158 PROCESSING SECTION

SEC FILE NUMBER
8-53614

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/03___ AND ENDING ___12/31/03___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Steben & Company, Inc.

	OFFICIAL USE ONLY
	FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___2099 Gaither Road, Suite 200___
(No. and Street)

___Rockville___   ___Maryland___   ___20850___
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Kenneth E. Steben___   ___(800) 726-3400___
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Arthur F. Bell, Jr. & Associates, L.L.C.___
(Name – if individual, state last, first, middle name)

___201 International Circle, Suite 200___   ___Hunt Valley,___   ___Maryland___   ___21030___
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 0 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ Kenneth E. Steben _____ , swear (or affirm) that, to the best of

my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of

_____ Steben & Company, Inc. _____ , as

of _____ December 31 _____ , 20 __ 03 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

Frederick County, Maryland
On this 23RD day of FEBRUARY .
KEN STEBEN
personally appeared before me and acknowledged that
he/she executed the foregoing instrument.
_____ Notary Public
My Commission Expires 6 17 2005

_____
Signature

_____
President
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STEBEN & COMPANY, INC.

ANNUAL REPORT

December 31, 2003

STEBEN & COMPANY, INC.

TABLE OF CONTENTS

	PAGES
Independent Auditor's Report	1
Financial Statements	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 – 8
Supplementary Information	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	9
Computation for Determination of Reserve Requirements Under Rule 15c3-3 and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	10
Independent Auditor's Report on Internal Control	11 – 12



Arthur F. Bell, Jr. & Associates, L.L.C.

CERTIFIED PUBLIC ACCOUNTANTS

201 International Circle, Suite 200
Hunt Valley, Maryland 21030 USA
Tel: 410.771.0001 - Fax: 410.785.9784
www.afb-a.com

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
Steben & Company, Inc.

We have audited the accompanying statement of financial condition of Steben & Company, Inc. (the Company) as of December 31, 2003, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Steben & Company, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 24, 2004

STEBEN & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2003

ASSETS

Cash and cash equivalents	$1,519,636
Certificate of deposit	20,785
Accounts receivable:	
Management fees receivable	136,147
General partner 1% allocations receivable	59,150
Selling agents fees receivable	115,705
Due from Futures Portfolio Fund, Limited Partnership	85,000
Commissions receivable	424,601
Other receivable	56,836
Prepaid expenses	21,284
Total current assets	2,439,144
Property and equipment:	
Furniture and office equipment	210,710
Leasehold improvements	13,500
	224,210
Less: Accumulated depreciation	(28,870)
Total property and equipment	195,340
Total assets	$2,634,484

LIABILITIES

Accounts payable and accrued expenses	$ 27,946
Commissions payable	210,173
Total liabilities	238,119

STOCKHOLDER'S EQUITY

Capital stock – $1 par value; 1,000 shares authorized, issued and outstanding	1,000
Retained earnings and additional paid-in capital	2,395,365
Total stockholder's equity	2,396,365
Total liabilities and stockholder's equity	$2,634,484

See accompanying notes.

STEBEN & COMPANY, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2003

REVENUE	
Commissions	$4,021,624
Management fees	711,203
General Partner 1% allocations	59,150
Selling agents fees	631,563
Subscription fees	418,329
Dividend income	12,065
Total revenue	5,853,934
EXPENSES	
Commissions	887,707
Office expenses	112,268
Payroll and related expenses	2,345,386
Occupancy costs	84,137
Regulatory fees	12,126
Professional fees	29,912
Marketing	13,752
Unreimbursed operating expenses of Funds	107,003
Insurance	41,875
Depreciation	13,857
Travel	31,996
Other expenses	13,546
Total expenses	3,693,565
NET INCOME	$2,160,369

See accompanying notes.

STEBEN & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2003

	Capital Stock	Retained Earnings and Additional Paid-In Capital	Total
Balances at December 31, 2002	$1,000	$ 1,234,996	$ 1,235,996
Net income for the year ended December 31, 2003	-	2,160,369	2,160,369
Distributions to stockholder	-	(1,000,000)	(1,000,000)
Balances at December 31, 2003	$1,000	$ 2,395,365	$ 2,396,365

See accompanying notes.

STEBEN & COMPANY, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2003

Cash flows from (for) operating activities

Net income	$ 2,160,369
Adjustments to reconcile net income to net cash from operating activities:	
Depreciation	13,857
Changes in operating assets and liabilities:	
(Increase) in management fees receivable	(120,685)
(Increase) in general partner 1% allocations receivable	(40,344)
(Increase) in selling agents fees receivable	(95,398)
(Increase) in due from Futures Portfolio Fund, Limited Partnership	(84,500)
(Increase) in commissions receivable	(51,606)
(Increase) in other receivable	(56,836)
(Increase) in prepaid expenses	(21,284)
Increase in accounts payable and accrued expenses	7,876
Increase in commissions payable	97,636
Net cash from operating activities	1,809,085

Cash flows (for) investing activities

Investment in certificate of deposit	(20,785)
Acquisition of property and equipment	(196,608)
Net cash (for) investing activities	(217,393)

Cash flows (for) financing activities

Distributions to stockholder	(1,000,000)
Net increase in cash and cash equivalents	591,692

Cash and cash equivalents– beginning of year   927,944

Cash and cash equivalents– end of year $ 1,519,636

Supplemental cash flow information:

Taxes paid	$ 491

See accompanying notes.

Note 1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.   General Description of the Company

Steben & Company, Inc. (the Company) is incorporated in Maryland and is a broker and dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. In addition, the Company is an introducing broker and commodity pool operator registered with, and subject to the regulations of, the Commodity Futures Trading Commission (CFTC), an agency of the United States (U.S.) government which regulates most aspects of the commodity futures industry. It is also a member of, and subject to the rules of, the National Futures Association. The Company receives commissions for selling interests in investment partnerships to investors. In addition, the Company earns management fees, selling agent fees, general partner 1% allocations and subscription fees from Futures Portfolio Fund, Limited Partnership and Sage Fund Limited Partnership (the Funds) for which the Company acts as general partner and commodity pool operator. The Company does not hold funds or securities for customers.

B.   Method of Reporting

The Company's financial statements are presented in conformity with accounting principles generally accepted in the United States of America, which require the use of certain estimates made by the Company's management.

C.   Cash and Cash Equivalents

Cash and cash equivalents includes cash and an investment in a short-term government securities mutual fund.

D.   Revenue Recognition

Commission revenue is recognized on the accrual basis in the month such commissions are earned. Management fees and selling agents fees accrue monthly based on a fixed percentage (percentages range from .20% to 3.00%) of the net asset value of the Funds as of the last day of the month. The general partner 1% allocations accrue monthly based on 1% of any increase or decrease in each Fund's net assets. Subscription fees of 1% of the subscription amount are recognized when subscriptions are accepted by the Funds.

E.   Property and Equipment

Property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives ranging from three to seven years.

F.   Income Taxes

The Company has elected S corporation status under the Internal Revenue Code, pursuant to which the Company does not pay U.S. or Maryland income taxes. The Company's taxable income is taxable to its sole stockholder on an individual basis.

Note 2. CONTINGENCY

The Company has a contingent liability pursuant to a $20,785 letter of credit issued by a bank in connection with the requirements of the lease agreement for the Company's office space. The letter of credit is secured by a certificate of deposit that matures on June 20, 2004 and has an annual percentage yield of .90%. Such letter of credit will renew annually, subject to the terms and conditions in the letter of credit and lease agreement.

Note 3. LEASE OBLIGATION

The Company leases office space under a non-cancelable lease agreement which provides for monthly basic rent payments plus a proportionate share of excess expenses as defined in the lease agreement. The lease expires on July 31, 2008. The Company has the option to renew the lease for an additional 60 months. The future minimum lease payments under this non-cancelable lease are as follows:

2004	$126,281
2005	130,083
2006	133,994
2007	138,023
2008	81,902
Total	$610,283

Note 4. RELATED PARTY TRANSACTIONS

As the general partner of the Funds, the Company conducts and manages the respective businesses of the Funds. For managing the businesses of the Funds, the Company earns management fees based on the terms of the governing documents of the Funds. During 2003, the Company earned $711,203 of management fees from the Funds. At December 31, 2003, the Company has management fees receivable from the Funds of $136,147. The Company also receives a 1% allocation of any increase or decrease in each Fund's net assets (the "general partner 1% allocation"). During 2003, the Company earned $59,150 of general partner 1% allocations, all of which is receivable from the Funds at December 31, 2003.

The Company is also paid selling agents fees by the Funds in connection with the sales efforts required to attract new investors to the Funds. The Company, in turn, pays substantially all of the selling agents fees to the respective selling agents. Amounts paid to the selling agents are recorded as commissions expense in the statement of operations. During 2003, the Company earned $631,563 of selling agents fees from the Funds. At December 31, 2003, the Company has selling agents fees receivable of $115,705.

The Company receives a subscription fee from each Fund equal to 1% of the subscription amount. During 2003, the Company earned $418,329 of subscription fees.

Note 4.   RELATED PARTY TRANSACTIONS (CONTINUED)

The Funds are responsible for their operating expenses such as legal, accounting, auditing, record keeping, administration, computer, clerical expenses, printing and duplication expenses, mailing expenses, costs of researching and performing due diligence on advisors for the Funds, etc. Pursuant to the Limited Partnership Agreements of the Funds, operating expenses that exceed 1% of the average month-end net assets of the Funds are the responsibility of the Company. During 2003, the Company paid $107,003 of operating expenses that exceeded such 1% limitation, with such amount reflected as unreimbursed operating expenses of Funds in the statement of operations.

Note 5.   MARKET AND CREDIT RISK

The Funds engage in the speculative trading of U.S. and foreign futures contracts and forward contracts (collectively, "derivatives"). The Funds are exposed to both market risk, the risk arising from changes in the market value of the contracts, and credit risk, the risk of failure by another party to perform according to the terms of a contract. Theoretically, the Funds, and the Company as general partner, are exposed to market risk equal to the notional contract value of derivatives purchased and unlimited liability on derivatives sold short. The Fund's trading of forward contracts in unregulated markets between principals also exposes the Funds and the Company to the risk of loss from counterparty non-performance. The Company has established procedures to actively monitor market risk and minimize credit risk of the Funds.

The Company has cash and cash equivalents on deposit with financial institutions. At times, the balance on deposit may be in excess of federal deposit insurance or other protection afforded such deposits. In the event of a financial institutions insolvency, recovery of Company cash and cash equivalents on deposit may be limited to federal deposit insurance limits or other protection afforded such deposits.

Note 6.   SIMPLE INDIVIDUAL RETIREMENT ACCOUNT

The Company has a Savings Incentive Match Plan for Employees of Small Employers (SIMPLE) individual retirement account, whereby the Company matches contributions made by eligible employees up to a maximum of 3% of employee compensation. Company contributions to the plan for the year ended December 31, 2003 were $20,713.

Note 7.   NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain both minimum net capital, as defined under such provisions, and a ratio of aggregate indebtedness to net capital (as defined under such provisions), not to exceed 15 to 1. At December 31, 2003, the Company had net capital of $1,176,921, which is $1,161,046 in excess of its required net capital of $15,875. The Company's ratio of aggregate indebtedness to net capital was .20 to 1.

The Company is also subject to the net capital provisions of regulation 1.17 under the Commodity Exchange Act, which requires that the Company maintain minimum net capital of $30,000.

SUPPLEMENTARY INFORMATION

STEBEN & COMPANY, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2003

Total stockholder's equity	$2,396,365
Deduct items not allowable for net capital	
Non-allowable assets:	
Certificate of deposit	(20,785)
Accounts receivable	(877,439)
Property and equipment	(195,340)
Prepaid expenses	(21,284)
Haircut on money market fund	(104,596)
Net capital	$1,176,921
Minimum net capital required – 6 2/3% of aggregate indebtedness (Note 1, below)	$ 15,875
Minimum regulatory dollar net capital requirement	$ 5,000
Net capital shown above	$1,176,921
Minimum net capital requirement	15,875
Excess net capital	$1,161,046
Total aggregate indebtedness	$ 238,119
Ratio of aggregate indebtedness to net capital	.20 to 1
Reconciliation with Steben & Company, Inc.'s computation:	
Net Capital as reported by the Company in Part II A	
of Form X-17a-5 as of December 31, 2003 (unaudited)	$2,016,722
Adjustment to cash and cash equivalents	880
Adjustment to accounts receivable	(820,603)
Adjustment to accounts payable and accrued expenses	(20,078)
Net capital shown above	$1,176,921

Note 1 – Computation of Aggregate Indebtedness

Total aggregate indebtedness at December 31, 2003 is as follows:

Total liabilities	$ 238,119

See accompanying notes to financial statements and independent auditor's report.

STEBEN & COMPANY, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2003

_____

The Company does not file information in accordance with Rule 15c3-3 as it is an introducing broker or dealer which carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities, and does not otherwise hold funds or securities for, or owe money or securities to, customers. Therefore, Steben & Company, Inc. claims the k(2)(i) exemption in relation to Rule 15c3-3.

STEBEN & COMPANY, INC.

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL

For the Year Ended December 31, 2003

Arthur F. Bell, Jr. & Associates, L.L.C.

CERTIFIED PUBLIC ACCOUNTANTS

201 International Circle, Suite 200
Hunt Valley, Maryland 21030 USA
Tel: 410.771.0001 - Fax: 410.785.9784
www.afb-a.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Stockholder
Steben & Company, Inc.

In planning and performing our audit of the financial statements and supplementary information of Steben & Company, Inc. (the Company), for the year ended December 31, 2003, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Steben & Company, Inc.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control, that we consider to be material weaknesses as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholder, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 24, 2004